Exhibit 99.1

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any of the contents of this document.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

REVISION OF CAPS ON CONTINUING CONNECTED TRANSACTIONS

IN RESPECT OF FINANCIAL SERVICES

The Company and the Board of Directors warrant that there are no material omissions from, or misrepresentation or misleading statements contained in this announcement, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this announcement.

Reference is made to the circular dated 5 September 2011 and the announcement dated 25 August 2011 of the Company in respect of the renewal of continuing connected transactions for the years from 2012 to 2014. Reference is also made to the announcement dated 20 October 2011 in respect of the resolutions passed at an extraordinary general meeting.

Pursuant to the Comprehensive Agreement, CNPC shall, through its subsidiaries and subordinated entities including CNPC Finance and other financial institutions, provide to the Company (including its branches, subsidiaries and other entities) services operated in accordance with relevant rules, namely Renminbi and foreign currency deposits and loans, payment and receipt of interest, provision of guarantee, entrusted management of the safety guarantee fund in refined products and petrochemical production and other financial services. The Company issued an announcement on 25 August 2011 to set forth the annual caps for continuing connected transactions in respect of financial services of the Company and CNPC for the years from 2012 to 2014. However, in view of that Kunlun Financial Leasing had been established for only a short time and the coverage and scale of its financial leasing services were rather unpredictable at that time, no caps and quotas for continuing connected transactions of the Company and CNPC with Kunlun Financial Leasing in respect of financial leasing services provided by it for the years from 2012 to 2014 were separately applied for and such transactions had been handled pursuant to regulatory requirements governing one-off connected transactions.

Based on the anticipated need for development of the Company’s business, its anticipated operating conditions as well as the fact that Kunlun Financial Leasing has been improving and enhancing the quality and capability of its financial services in the past two years, the Company proposes to carry out financial leasing transactions with Kunlun Financial Leasing in the future and include such transactions in the continuing connected transactions of the Company. Therefore, as the categories included in the existing caps for continuing connected transactions in respect of financial services between the Company and CNPC have become insufficient to satisfy the anticipated demand for financial leasing services of the Company for 2013 and 2014, the Board deliberated and approved that financial leasing should be included as a sub-category of financial services provided to the Company by CNPC under the existing caps for continuing connected transactions and that the annual caps for the years 2013 and 2014 in respect of this sub-category of continuing connected transactions should be set at RMB10,000 million and RMB10,000 million respectively. Save for the above revisions, the rest of the terms pursuant to which financial services are provided shall remain unchanged. No amendment to the terms of the Comprehensive Agreement is involved with respect to these revisions.

As at the date of this announcement, CNPC is the controlling shareholder of the Company. Pursuant to the Listing Rules, CNPC is a connected person of the Company. Accordingly, transactions between the Company and CNPC constitute connected transactions of the Company. As CNPC directly holds 90% equity interests in Kunlun Financial Leasing, Kunlun Financial Leasing is an associate of CNPC and also constitutes a connected person of the Company under Listing Rules and therefore, the financial leasing transactions conducted between the Company and Kunlun Financial Leasing are connected transactions. Pursuant to Rule 14A.34(1) of the Listing Rules, as the relevant applicable percentage ratios of the revision of the caps is less than 5% but is more than 0.1%, the additional caps for continuing connected transactions in respect of financial leasing are exempt from compliance with the requirement for independent shareholders’ approval but are subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Listing Rules.

1.	REVISED CAPS OF CONTINUING CONNECTED TRANSACTIONS

1.1	Background

On 25 August 2011, the Company and CNPC entered into the Comprehensive Agreement for a period of three years, pursuant to which both parties agreed and undertook to procure their respective branches, subsidiaries and other entities to provide a range of products and services to each other on terms agreed therein. The Comprehensive Agreement took effect on 1 January 2012. On 20 October 2011, the Company held an extraordinary general meeting, at which the Comprehensive Agreement was considered and approved.

Pursuant to the Comprehensive Agreement, CNPC, through its subsidiaries or subordinated entities including CNPC Finance and other financial institutions, provides to the Company services operated in accordance with relevant rules, namely Renminbi and foreign currency deposits and loans, payment and receipt of interest, provision of guarantee, entrusted management of the safety guarantee fund in refined products and petrochemical production and other financial services.

The Company issued an announcement on 25 August 2011 to set forth the annual caps for continuing connected transactions in respect of financial services of the Company and CNPC for the years from 2012 to 2014. However, in view of that Kunlun Financial Leasing had been established for a short time and the coverage and scale of its financial leasing services were rather unpredictable at that time, no caps and quotas for continuing connected transactions of the Company and CNPC with Kunlun Financial Leasing in respect of financial leasing services provided by it for the years from 2012 to 2014 were separately applied for and such transactions had been handled pursuant to regulatory requirements governing one-off connected transactions.

Based on the anticipated need for development of the Company’s business, its anticipated operating conditions as well as the fact that Kunlun Financial Leasing has been improving and enhancing the quality and capability of its financial services in the past two years, the Company proposes to carry out financial leasing transactions with Kunlun Financial Leasing in the future and include such transactions in the continuing connected transactions of the Company. The categories included in the existing caps for continuing connected transactions in respect of financial services between the Company and CNPC have become insufficient to satisfy the anticipated demand for financial leasing services of the Company for 2013 and 2014.

1.2	Particulars of the Revisions

The Board deliberated and approved that financial leasing should be included as a sub-category of financial services provided to the Company by CNPC under the existing caps for continuing connected transactions and that the annual caps for the years ending 31 December 2013 and 31 December 2014 in respect of this sub-category of continuing connected transactions should be revised as follows:

Transactions		Annual cap for 2013	Annual cap for 2014
(2)	Products and services to be provided by CNPC to the Group	RMB10,000 million for the year ending 31 December 2013	RMB10,000 million for the year ending 31 December 2014

(e)	Financial services

(iii)	Rents and other payments made under financial leasing

The above annual caps were determined after taking into account the business development and capital demand of the Company as well as the existing financial leasing arrangements and considering relevant factors including practices of the financial leasing industry. Such annual caps will cover the anticipated total amount payable by the Company (including all rents, leasing service fees and prices for exercising purchase options) for the years concerned under the specific financial leasing agreements.

Save for the above revisions, the rest of the terms pursuant to which financial services are provided shall remain unchanged. No amendment to the terms of the Comprehensive Agreement is involved with respect to these revisions.

1.3	Relevant Regulatory Requirements for a Listed Company

As at the date of this announcement, CNPC is the controlling shareholder of the Company. Pursuant to the Listing Rules, CNPC is a connected person of the Company. Accordingly, transactions between the Company and CNPC constitute connected transactions of the Company. As CNPC directly holds 90% equity interests in Kunlun Financial Leasing, Kunlun Financial Leasing is an associate of CNPC and also constitutes a connected person of the Company under Listing Rules and therefore, the financial leasing transactions conducted between the Company and Kunlun Financial Leasing are connected transactions. Pursuant to Rule 14A.34(1) of the Listing Rules, as the relevant applicable percentage ratios of the revision of the caps is less than 5% but is more than 0.1%, the additional caps for continuing connected transactions in respect of financial leasing are exempt from compliance with the requirement for independent shareholders’ approval but are subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Listing Rules.

2.	REASONS FOR REVISING THE CAPS ON CONNECTED TRANSACTIONS IN RESPECT OF FINANCIAL SERVICES

2.1	In order to maintain its scale of investment in development of oil and gas, major refining infrastructure, oil and gas storage and transportation facilities and of major pipelines and sales networks for refined products, the Company will need service support from financial companies which are capable of providing low-cost, reliable fund-raising, financing and settlement services of high quality, flexibility and convenience, in such a way as to reconcile financial capital with industrial capital. Leveraging on the financial edge of Kunlun Financial Leasing, the Company will be capable of: 1) deepening financing innovation; 2) broadening sources of financing; 3) ensuring timely and effective availability of capital required for the Company’s strategic development; 4) further refining the Company’s management of interest-bearing debt; and 5) matching potential project investment return to fund-raising and financing capabilities, and capital operations to operating cash flows.

2.2	Through more than two years of development, Kunlun Financial Leasing is sharpening its professional strengths and service capabilities. As at the end of December 2012, assets, operating income and gross profit of Kunlun Financial Leasing amounted to RMB36,084 million, RMB2,180 million and RMB435 million, respectively. In every regulatory aspect, Kunlun Financial Leasing has met the requirements of the regulators. Kunlun Financial Leasing has now embarked on leasing operations in various areas such as refining equipment, gas pipelines and transportation/transmission. Its existing operations are replicable and expansive. Kunlun Financial Leasing is well placed to provide the Company with sustainably speedy, effective and customized financial services. It is the right time for financial leasing operations to be an integral part of the Company’s continuing connected transactions.

2.3	Kunlun Financial Leasing is capable of providing the Company with more quality services at prices, terms and conditions which are more favorable than those offered by any other third-party financial institutions. In addition, Kunlun Financial Leasing as a subsidiary of the Company has a good understanding of the Company and is in a position to devise a user-friendly transaction structure and to provide more convenient financial services.

3.	PARTICULARS OF CONNECTED TRANSACTIONS AND OPERATIONAL PATTERN

The Company will enter into a finance lease agreement with Kunlun Financial Leasing within the revised threshold as approved by the Board and pursuant to the principles and conditions set out in the Comprehensive Agreement. Such finance lease agreement will merely elaborate on the provisions as set out in the Comprehensive Agreement in respect of the products and services to be provided and the terms to be contained therein shall, in all material aspects, adhere to the pricing principles, terms and conditions as set out in the Comprehensive Agreement in respect of similar products and services.

The Company and Kunlun Financial Leasing will approach their finance leases in the following operational pattern:

(1)	Leasing pattern

Leasing will be operated as a finance lease or leaseback.

(2)	Leasing term

The term of any finance lease shall be dependent upon the life expectancy of the equipment to be leased, the financing requirements of the lessee and the availability of funding of the lessor. Normally, the term of any such leasing may not exceed the effective expectancy of the equipment to be leased.

(3)	Pricing

Payments due from the Company will include rental, pre-leasing interest and leasing service fee. Rental and pre-leasing interest are calculated mainly on the basis of leasing principal and leasing interest rate. Leasing interest rate will be determined by reference to the benchmark annual lending rate as promulgated by the People’s Bank of China from time to time. In respect of leasing service fee, reference will be made to rates chargeable by other major financial institutions for finance leases in connection with assets of a similar or the same type. Rental, pre-leasing interest (if any) and leasing service fee (if any) will be determined on terms not less favourable than those offered to the lessee by any other independent third party.

4.	CONSIDERATION BY THE BOARD AND RECOMMENDATION BY THE INDEPENDENT NON-EXECUTIVE DIRECTORS

On 27 June 2013, the Ninth Meeting of the Fifth Session of the Board was held physically, at which Mr Zhou Jiping, Chairman of the Board, Mr Liao Yongyuan, Mr Li Xinhua, Mr Wang Guoliang, Mr Wang Dongjin, Mr Yu Baocai and Mr Ran Xinquan all being directors connected with CNPC, have abstained from voting. All of the remaining Directors who are entitled to vote have voted unanimously to pass the resolution in respect of such revisions of the caps. Save as the Directors mentioned above, none of the Directors have other material interests in the revision of the caps.

The Board (including the independent non-executive Directors) considers that such revision of the caps have conformed to the procedures prescribed by the laws of the places of listing, regulations and the Articles of Association of the Company; and the above connected transactions in respect of financial leasing are and will be conducted in the ordinary and usual course of business of the Company, on normal commercial terms which are fair and reasonable, and in the interests of the Company and its shareholders as a whole.

5.	GENERAL

5.1	Information on the Company

The Company and its subsidiaries are mainly engaged in petroleum and natural gas-related activities, including:

(1)	the exploration, development, production and sale of crude oil and natural gas;

(2)	the refining of crude oil and petroleum products and the production and sale of basic petrochemical products, derivative petrochemical products and other petrochemical products;

(3)	the sale and trading of refined products; and

(4)	the transmission of natural gas, crude oil and refined products, and the sale of natural gas.

5.2	Information on CNPC

Established in July 1998, CNPC is the controlling shareholder of the Company. CNPC is a petroleum and petrochemical conglomerate that was formed in the wake of the restructuring launched by the State Council to restructure the predecessor of CNPC, China National Petroleum Company .. CNPC is also a state-authorised investment corporation and state-owned enterprise. CNPC is an integrated energy corporation with businesses covering oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, oil trading, engineering and technical services and petroleum equipment manufacturing.

5.3	Information on Kunlun Financial Leasing

Kunlun Financial Leasing is held as to 90% by CNPC and is a non-bank financial institution established in 2010 with the approval of the China Banking Regulatory Commission. Kunlun Financial Leasing is principally engaged in financial leasing, accepting fixed deposits from shareholders with maturities of one year or above, interbank borrowings and loans to financial institutions.

6.	DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the meanings set out below:

“associate(s)”	has the meanings ascribed to it under the Listing Rules

“Board”	the board of directors of the Company, including the independent non-executive directors of the Company

“CNPC”	China National Petroleum Corporation, a state-owned enterprise incorporated under the laws of the PRC, and the controlling shareholder of the Company

“CNPC Finance”	(China Petroleum Finance Company Limited), owned as to 51% by CNPC and 49% by the Company

“Company”	PetroChina Company Limited, a joint stock company limited by shares incorporated in the PRC, the H shares of which are listed on the Hong Kong Stock Exchange with American Depository Shares listed on the New York Stock Exchange and the A shares listed on the Shanghai Stock Exchange

“Comprehensive Agreement”	the comprehensive products and services agreement dated 25 August 2011 as renewed between CNPC and the Company regarding the provision by the Group to CNPC and by CNPC to the Group, of a range of products and services from time to time, effective as of 1 January 2012

“connected person(s)”	has the meanings ascribed to it under the Listing Rules

“Director(s)”	directors of the Company

“Group”	the Company and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Kunlun Financial Leasing”	(Kunlun Financial Leasing Co., Ltd.), a company incorporated in the PRC with limited liability, which is directly owned as to 90% by CNPC

“Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

“PRC” or “China”	the People’s Republic of China, which, for the purpose of this announcement only, does not include Hong Kong, the Macau Special Administrative Region and Taiwan

“RMB”	Renminbi, the lawful currency of the PRC

“%”	percentage

By order of the Board
PetroChina Company Limited
Li Hualin
Secretary to the Board

Beijing, the PRC

27 June 2013

As at the date of this announcement, the Board comprises Mr Zhou Jiping as the Chairman and executive Director; Mr Liao Yongyuan and Mr Ran Xinquan as executive Directors; Mr Li Xinhua, Mr Wang Guoliang, Mr Wang Dongjin and Mr Yu Baocai as non-executive Directors; and Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui and Mr Chen Zhiwu as independent non-executive Directors.